EXHIBIT 99.1

ZJK INDUSTRIAL CO., LTD.

ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for numbers of shares data)

	As of
	December 31, 2023	June 30, 2024
		(Unaudited)
ASSETS
Current assets
Cash	2,826,725	8,559,892
Restricted cash	1,075,047	1,704,278
Accounts receivable, net	10,268,807	6,982,123
Accounts receivable-due from a related party	8,816,184	5,295,551
Inventories, net	4,765,742	6,721,310
Prepaid expenses and other current assets, net	503,914	644,290
Other receivables-due from related parties	277,786	309,243
Deferred initial public offering (“IPO”) costs, current	—	697,613
Total current assets	28,534,205	30,914,300

Non-current assets
Property, plant and equipment, net	5,596,699	5,758,823
Operating lease right-of-use assets	522,148	1,200,188
Finance lease right-of-use assets	336,257	168,463
Construction in progress	41,200	57,167
Long-term investment	2,517,538	3,559,395
Deferred tax assets, net	165,969	289,959
Deferred IPO costs, non-current	566,417	—
Total non-current assets	9,746,228	11,033,995

TOTAL ASSETS	38,280,433	41,948,295

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	37,184	97,699
Accounts payable	11,569,828	10,454,466
Income tax payable	1,035,152	1,367,684
Accrued expenses and other current liabilities	841,402	712,785
Other payables-due to related parties	1,867,459	1,537,393
Operating lease liability, current	157,980	328,383
Finance lease liability, current	230,460	92,947
Other long-term debt, current	9,379	—
Total current liabilities	15,748,844	14,591,357

Non-current liabilities
Operating lease liability, non-current	290,684	790,147
Other long-term debt, non-current	20,321	—
Deferred tax liabilities	518,156	418,331
Total non-current liabilities	829,161	1,208,478

TOTAL LIABILITIES	16,578,005	15,799,835

Commitments and contingencies (Note 14)

Shareholders’ equity
Ordinary shares, $0.000016666667 par value, 3,000,000,000 shares authorized, 60,000,000 and 60,000,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively*	1,000	1,000
Additional paid-in capital	1,792,559	1,792,559
Statutory surplus reserves	2,283,180	2,283,180
Retained earnings	18,644,082	24,070,993
Accumulated other comprehensive loss	(1,016,563)	(1,999,098)
Total ZJK Industrial Co., Ltd. shareholders’ equity	21,704,258	26,148,634
Non-controlling interests	(1,830)	(174)
Total shareholders’ equity	21,702,428	26,148,460

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	38,280,433	41,948,295

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1) and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 15).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except for the number of shares data)

	For the six months ended June 30,
	2023	2024
	(Unaudited)
Revenues
Third-party sales	4,211,947	8,508,295
Related-party sales	5,179,789	7,721,659
Total revenues	9,391,736	16,229,954
Cost of revenues
Third-party sales	(1,755,183)	(3,553,017)
Related-party sales	(4,411,119)	(5,119,335)
Total cost of revenues	(6,166,302)	(8,672,352)
Gross profit	3,225,434	7,557,602

Operating expenses
Selling and marketing expenses	(527,810)	(1,177,918)
General and administrative expenses	(354,610)	(1,224,664)
Research and development costs	(371,298)	(238,779)
Gain from disposal of property, plant and equipment	80	—
Total operating expenses	(1,253,638)	(2,641,361)

Income from operations	1,971,796	4,916,241

Other income, net
Interest expenses	(73,591)	(12,474)
Interest income	7,764	35,678
Share of profits from equity method investment	917,045	1,107,771
Currency exchange (loss) gain	(7,457)	45,534
Other income, net	110,200	80,639
Total other income, net	953,961	1,257,148

Income before income tax provision	2,925,757	6,173,389
Income tax provision	(303,021)	(744,853)
Net income	2,622,736	5,428,536
Less: net income attributable to non-controlling interests	1,470	1,625
Net income attributable to ZJK Industrial Co., Ltd’s shareholders	2,621,266	5,426,911

Other comprehensive (loss) income
Foreign currency translation adjustment attributable to parent company	(808,054)	(982,535)
Foreign currency translation adjustment attributable to non-controlling interest	(27)	31
Total comprehensive income	1,814,655	4,446,032
Comprehensive income attributable to non-controlling interests	1,443	1,656
Comprehensive income attributable to ZJK Industrial Co., Ltd.’s shareholders	1,813,212	4,444,376

Earnings per share
Basic and Diluted*	0.04	0.09

Weighted average shares used in calculating earnings per share
Basic and Diluted*	60,000,000	60,000,000

 * The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1) and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 15).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for the number of shares data)

	Ordinary shares*		Additional paid-in	Statutory surplus	Retained	Accumulated other comprehensive	Total ZJK Industrial Co., Ltd. shareholders’	Non-controlling	Total shareholders’
	Share	Amount	capital	reserves	earnings	loss	equity	interests	equity
	Numbers	$US	$US	$US	$US	$US	$US	$US	$US
Balance as of December 31, 2022	60,000,000	1,000	1,792,559	360,780	12,875,397	(556,538)	14,473,198	(603)	14,472,595
Net income	—	—	—	—	2,621,266	—	2,621,266	1,470	2,622,736
Currency translation adjustment	—	—	—	—	—	(808,054)	(808,054)	(27)	(808,081)
Balance as of June 30, 2023 (Unaudited)	60,000,000	1,000	1,792,559	360,780	15,496,663	(1,364,592)	16,286,410	840	16,287,250

Balance as of December 31, 2023	60,000,000	1,000	1,792,559	2,283,180	18,644,082	(1,016,563)	21,704,258	(1,830)	21,702,428
Net income	—	—	—	—	5,426,911	—	5,426,911	1,625	5,428,536
Currency translation adjustment	—	—	—	—	—	(982,535)	(982,535)	31	(982,504)
Balance as of June 30, 2024 (Unaudited)	60,000,000	1,000	1,792,559	2,283,180	24,070,993	(1,999,098)	26,148,634	(174)	26,148,460

 * The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1) and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 15).

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZJK Industrial Co., Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for the number of shares data)

	For the six months ended June 30,
	2023	2024
	(Unaudited)
Cash flows from operating activities:
Net income	2,622,736	5,428,536
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit loss	—	8,575
Depreciation of property, plant and equipment	244,618	274,016
Amortization of operating lease right-of-use assets	118,733	158,590
Amortization of finance lease right-of-use assets	122,851	161,212
Interest expense of finance lease liabilities	—	3,344
Gain from the disposal of property, plant and equipment	(80)	—
Provision for inventories	123,713	134,294
Share of profits from equity method investment	(917,045)	(1,107,771)
Provisions for deferred income tax	81,179	(218,239)
Changes in operating assets and liabilities:
Accounts receivable	4,171,981	3,063,777
Accounts receivable-due from related parties	3,161,302	3,341,677
Inventories	(396,437)	(2,214,518)
Prepaid expenses and other current assets	(220,824)	(153,075)
Other receivables-due from related parties	(58,909)	(6,248)
Accounts payable	(4,471,736)	(1,200,688)
Income tax payable	(601,204)	358,940
Accrued expenses and other current liabilities	(263,641)	(62,010)
Other payables-due to related parties	334,138	(67,392)
Operating lease liability	(122,221)	(177,538)
Net cash provided by operating activities	3,929,154	7,725,482

Cash flows from investing activities:
Purchase of property, plant and equipment	(36,378)	(221,552)
Purchase of construction in progress	—	(65,066)
Loan to a related party	—	(230,710)
Collection of loan to a related party	—	198,832
Net cash used in investing activities	(36,378)	(318,496)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	43,035	69,300
Repayments of short-term bank borrowings	—	(7,484)
Repayments of long-term debts	(235,260)	(29,226)
Deferred IPO costs	(112,389)	(145,279)
Repayments of financing lease liabilities	(200,524)	(136,508)
Repayments of loan from related parties	—	(221,760)
Net cash used in financing activities	(505,138)	(470,957)

Effect of exchange rate changes	(204,947)	(573,631)

Net change in cash and restricted cash	3,182,691	6,362,398

Cash and restricted cash at the beginning of period	1,516,314	3,901,772
Cash and restricted cash at the end of period	4,699,005	10,264,170

Supplemental disclosure of cash flow information:
Income tax paid	155,321	605,294
Interest expenses paid	14,387	8,140

Supplemental disclosures of non-cash activities:
Obtaining finance lease right-of-use assets in exchange for finance lease liabilities	465,511	—
Obtaining operating right-of-use assets in exchange for operating lease liabilities	—	862,655
Acquiring property, plant and equipment through accounts payable	—	345,535
Property, plant and equipment transferred from construction in progress	22,622	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZJK INDUSTRIAL CO., LTD

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated).

1. ORGANIZATION

ZJK Industrial Co., Ltd. (“Zhongjinke”) and its consolidated subsidiaries (collectively referred to as the “Company”) are in the business of manufacturing and sale of hardware products. The Company mainly sells its hardware products to customers in People’s Republic of China (“PRC” or “China”) and aspires to sell to customers globally including the US market.

Zhongjinke is a holding company incorporated in the Cayman Islands on May 11, 2022, under the laws of Cayman Islands as an exempted company with limited liability. Zhongjinke has no substantive operations other than conducting its business through its PRC operating entities, mainly Shenzhen Zhongjinke Hardware Products Co., Ltd (“Zhongjinke Shenzhen”), and Zhongke Precision Components (Guangdong) Co., Ltd. (“Zhongke Components”).

Business Reorganization

In anticipation of an IPO of its equity securities, Zhongjinke undertook a series of reorganization which was completed on March 28, 2023. The reorganization involved the incorporation of Zhongjinke, ZJK Enterprises Group (BVI) Company Limited (“Zhongjinke BVI”), ZJK Industrial Group HongKong Limited (“Zhongjinke HK”) in May 2022, and execution of a Share Exchange Agreement with Zhongke Chuangwei (Shenzhen) International Holdings Limited (“Zhongjinke WFOE”). On May 27, 2022, Zhongjinke BVI established Zhongjinke HK which was incorporated in Hong Kong with a registered capital of HKD1 and wholly owned by Zhongjinke BVI. On January 6, 2023, Zhongjinke HK acquired Galaxy Exploration Investment Holding Limited (“Galaxy Investment”) by the consideration of 1,500,000 ordinary shares of Zhongjinke, through which, Galaxy Investment is wholly owned by Zhongjinke HK and Zhongjinke BVI.

Zhongjinke Shenzhen and Galaxy Investment signed a Share Exchange Agreement in March 2023 whereby Zhongjinke WFOE took control of Zhongjinke Shenzhen and its subsidiaries by exchanging 99.225% of the outstanding shares of Zhongjinke Shenzhen with ordinary shares of Zhongjinke WFOE, and the remaining 0.775% of the outstanding shares of Zhongjinke Shenzhen are held by Galaxy Investment.

Due to the fact that Zhongjinke and its subsidiaries were effectively controlled by the same group of shareholders immediately before and after the reorganization completed in March 2023, as described above, the reorganization was accounted for as a recapitalization. As a result, the Company’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

As of the issuance date of this financial report, the details of subsidiaries are as follows. All subsidiaries are owned by Zhongjinke through equity investment. We do not have a variable interest entity structure.

Entity name	Registered Location	Percentage of direct ownership	Date of incorporation	Principal activities
Zhongjinke BVI	BVI	100% owned by the Zhongjinke	May 24, 2022	Investment holdings
Zhongjinke HK	Hong Kong	100% owned by Zhongjinke BVI	May 27, 2022	Investment holdings
Zhongjinke WFOE	Shenzhen	100% owned by Zhongjinke HK	December 19, 2022	Investment holdings
Galaxy Exploration Investment Holding Limited	BVI	100% owned by Zhongjinke HK	March 16, 2022	Investment holdings
Zhongjinke Shenzhen	Shenzhen	99.225% owned by Zhongjinke WFOE and 0.775% owned by Galaxy Investment	July 18, 2011	Manufacturing and selling hardware products
Zhongke Components	Qingyuan	100% owned by Zhongjinke Shenzhen	April 16, 2021	Manufacturing and selling hardware products
Nanjing Zhongjinke Hardware Products Co., Ltd (“Zhongjinke Nanjing”)	Nanjing	51% by Zhongjinke Shenzhen	May 3, 2016	Selling hardware products
ZIK Precision HK Limited (“ZJK Precision HK”)	Hong Kong	100% owned by Zhongjinke Shenzhen	July 27, 2023	Manufacturing and selling hardware products
ZJK Vietnam Precision Components Company Limited (“ZJK Precision Vietnam”)	Vietnam	100% owned by ZJK Precision HK	April 26, 2024	Manufacturing and selling hardware products

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2022 and 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of the results for the full year.

(b)	Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with US GAAP requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include, but not limited to revenue recognition, provision for credit losses, inventory write-off and reserve, the useful lives and impairment of long-lived assets and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

(d)	Foreign currency translations and transactions

The Company’s reporting currency is the United States dollar (“US$”). The functional currency of Zhongjinke, Zhongjinke BVI, Zhongjinke HK and ZJK Precision HK is US$, the functional currency of its PRC subsidiaries is the Renminbi (“RMB”) and the functional currency of ZJK Precision Vietnam is the Vietnamese Dong (“VND”).

The Company’s financial statements are reported using U.S. Dollars (“US$”). The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in unaudited condensed consolidated statements of changes in equity.

Translation of amounts from RMB and VND into US$ has been made at the following exchange rates:

	June 30, 2023		December 31, 2023		June 30, 2024
	Six months-ended spot rate	Average rate	Year-end spot rate	Average rate	Six months-ended spot rate	Average rate
US$ against RMB	US$1=RMB7.2513	US$1=RMB6.9711	US$1=RMB7.0999	US$1=RMB7.0896	US$1=RMB7.2672	US$1=RMB7.2150
US$ against VND	—	—	—	—	US$1=VND25451.7689	US$1=VND25012.5063

(e)	Concentration of credit risk

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash and restricted cash, accounts receivable and other receivables. As of December 31, 2023 and June 30, 2024, the Company places its cash and restricted cash with major financial institutions located in the PRC, which management considers to be of high credit quality. Concentration of credit risks with respect to accounts receivable and other receivables, to manage credit risk, the Company performs ongoing credit evaluations of customers’ and suppliers’ financial condition. There is no significant credit risk for the six months ended June 30, 2023 and 2024.

(f)	Concentration of customers and suppliers

The customers which individually contributed greater than 10% of the total revenues of the Company for the six months ended June 30, 2023 and 2024 were as follows:

	For the six months ended June 30,
	2023	2024
	(Unaudited)
Percentage of the Company’s total revenue
Customer A	55%	48%
Customer B	29%	10%

Accounts receivable due from those customers were as follows:

	As of
	December 31, 2023	June 30, 2024
		(Unaudited)
Percentage of the Company’s accounts receivables
Customer B	52%	25%
Customer C	15%	16%

The suppliers which individually contributed greater than 10% of the total cost of revenue of the Company for the six months ended June 30, 2023 and 2024 were as follows:

	For the six months ended June 30,
	2023	2024
	(Unaudited)
Percentage of the Company’s total purchase
Supplier A	21%	16%
Supplier C	17%	15%
Supplier B	*	14%

* represents percentage less than 10%.

Accounts payable due to those suppliers were as follows:

	As of
	December 31, 2023	June 30, 2024
		(Unaudited)
Percentage of the Company’s accounts payables
Supplier A	21%	18%
Supplier B	17%	17%
Supplier C	15%	14%

(g)	Fair value measurement and financial instruments

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Under this hierarchy, there are three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment.

The carrying amounts of financial instruments, which consist of cash and restricted cash, accounts receivable, net, accounts receivable-due from related parties, other receivables-due from related parties, accounts payable and other liabilities approximate their fair values due to the short-term nature of these instruments.

(h)	Cash

Cash consists of cash on hand and cash in bank which are unrestricted as to withdrawal or use.

(i)	Restricted cash

Restricted cash consists of security deposits held in banks for issuance of notes payable for the purchase of materials, and a six-month deposit held in bank. Restricted cash is classified as current since all restrictions are within six months.

(j)	Accounts receivable, net

Accounts receivable, net is recognized and carried at original invoiced amount net of provision of credit losses. On January 1, 2023, the Company adopted FASB ASC Topic 326 –” Financial Instruments - Credit losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The impact of adoption of ASC Topic 326 on the Company’s unaudited condensed consolidated financial statements was immaterial.

The Company has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

(k)	Inventories, net

Inventories are stated at the lower of cost or realizable value. Cost is principally determined on the weighted average basis.

The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write-off of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

(l)	Deferred IPO costs

Deferred IPO costs represented the incremental costs incurred for the Company’s IPO. These costs are deferred and will be charged to shareholder’s equity against the gross proceeds of the IPO at completion. Deferred IPO costs primarily include specific legal costs, audit costs and professional consulting costs.

(m)	Property, plant and equipment, net

Property, plant and equipment are stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives and residual value of the assets as follows:

Category	Useful lives	Estimated residual value
Buildings	20 years	5%
Machinery and equipment	10 years	10%
Motor Vehicles	5 years	10%
Furniture and fixtures	5 years	5%
Electronic office equipment	3 years	5%

Major improvements are capitalized and depreciated. Construction in progress represents property, plant and equipment under construction or being installed. Costs include original cost, installation, construction and other direct costs. Interest expenses directly related to construction in progress would be capitalized. Construction in progress is transferred to the appropriate fixed asset account and depreciation commences when the asset has been substantially completed and placed in service.

(n)	Long-term investment

The investments for which the Company has the ability to exercise significant influence are accounted for under the equity method. Under the equity method, the Company initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the unaudited condensed consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into unaudited condensed consolidated statements of operations and comprehensive income after the date of acquisition.

The Company assess whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and fair value in the unaudited condensed consolidated statements of operations and comprehensive income if any.

No impairment of long-term investments was recognized for the six months ended June 30, 2023 and 2024.

(o)	Impairment of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with ASC No. 360, “Property, Plant and Equipment” and “Real estate properties for lease”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. No impairment of long-lived assets was recognized as of December 31, 2023 and June 30, 2024.

(p)	Leases

Lessee

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Effective from January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842) using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its unaudited condensed consolidated financial statements.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

Financing lease and operating lease as Lessee

The Company classifies a lease as a financing lease at lease commencement when the lease meets any one of the criteria:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for a major part of the remaining economic life of the underlying asset.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

When none of the criteria are met, the Company classifies a lease as an operating lease.

Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the incremental borrowing rate for the lease at lease commencement.

The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “operating right-of-use assets” and “operating lease liability”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, right-of-use assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by the Company.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Right-of-use (“ROU”) assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

Financing leases are presented as “finance lease right-of-use assets” and “finance lease liability” on the unaudited condensed consolidated balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease ROU assets are amortized on a straight-line basis from the lease commencement date. After initial measurement, the carrying value of financing lease liabilities are increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in right-of-use assets and operating lease liabilities. Lease expense for the short-term leases is recognized on a straight-line basis over the lease term.

Operating leases as Lessor

For operating leases, the Company recognized rental income over the non-cancellable lease term on a straight-line basis and is included in revenue in the statement of profit and loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis on the rental income. The Company did not have any sales-type or direct financing leases for the six months ended June 30, 2023 and 2024.

The Company reviews the impairment of its ROU assets and finance lease right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. For operating leases, the Company has elected to include the carrying amount of operating lease liabilities in any tested asset Company and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Lessor

In April 2022, the Company entered into two agreements with a third-party as a lessor to lease certain floors of one of the Company’s buildings located in Qingyuan to the lessee. One of the two agreements expired in April 2024 and the other agreement has been renewed and will expire in February 2027. The Company accounted for these leases in accordance with ASC 842 and assessed them as operating leases. The lease income is recognized over the leased terms on a straight-line basis and included in other income. The building is included in property, plant and equipment as it is owned by the Company and the Company is actively using other portions of the property.

(q)	Value-added taxes and surcharges

The Company is subject to VAT and related surcharges on revenues generated from providing services. Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected as tax payable. The Company reports revenue net of PRC’s VAT for all the periods presented in the Unaudited Condensed Consolidated Statements of Income and Comprehensive Income. The Company was subject to the PRC’s VAT rate of 13% for selling products and 9% for rental income for the six months ended June 30, 2023 and 2024.

(r)	Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related party also include principal owners of the Company, its managements, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

(s)	Revenue recognition

Product sales

Effective with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on January 1, 2020, the Company recognizes revenue when its customer obtains control of promised goods in an amount that reflects the consideration which the Company expects to receive in exchange for those goods. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps:

(1) identify the contract(s) with a customer,

(2) identify the performance obligations in the contract,

(3) determine the transaction price,

(4) allocate the transaction price to the performance obligations in the contract and

(5) recognize revenue when (or as) the entity satisfies a performance obligation.

Product revenue recognition

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical original equipment manufacturer (“OEM”) and electric OEM products directly to other consumer electronics product manufacturers. The Company sells goods to the customer under sales contracts or by purchase orders. The Company has determined there to be one performance obligation for each of the sales contracts. The performance obligations are considered to be fulfilled and revenue is recognized at a point in time when the customer obtains control of the goods. The Company has three major goods delivery channels, included:

(1)	Delivering goods to customers’ predetermined location, the Company has satisfied the contracts’ performance obligations when the goods have been delivered and relevant shipping documents have been collected by the Company;

(2)	Picking up goods by customers in the Company’s warehouse, the Company has satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers; and

(3)	Picking up goods by customers in the Vendor Managed Inventory (“VMI”) warehouse, the Company satisfied the contracts’ performance obligations when the goods have been picked up and the Company confirmed the amounts used by customers with clean reply received.

For products picked up by customers in the VMI warehouse, the Company is primarily responsible for the contract as it has the supplier discretion when executing orders and it is the only party that has a contractual relationship with customers. The Company establishes and obtains substantially all of the benefits from transactions, i.e. considerations paid by customers. Therefore, the Company concludes that it obtains control the of the products pursuant to ASC 606-10-55-37A(a). The Company considers itself to be the principal in the transactions on the basis that it is primary responsible to fulfill the promise and has the price discretion, pursuant to ASC 606-10-55-39.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. Revenue is recorded net of sales return, surcharges and value-added tax of gross sales. The Company allocates the transaction price to each performance obligation based on the sales contracts and purchase orders.

The Company’s payment terms are all within 180 days and its sales arrangements do not have any material financing components.

A contract asset is recorded when the Company has transferred products or services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance in the contract. The Company did not recognize any contract asset as of December 31, 2023 and June 30, 2024. The timing between the recognition of revenue and receipt of payment is not significant. A contract liability exists when the Company has received consideration but has not transferred the related goods or services to the customer. The Company did not recognize any contract liabilities as of December 31, 2023 and June 30, 2024.

Return Rights & Warranty

Regardless of delivery channels, the Company generally provides warranty period of one year and customers are required to perform product quality check upon acceptance of delivery. The warranty covers only production defects, and offers to replace the defective products with new products during warranty period. Customers do not have the option to purchase the warranty separately, nor the warrant provides a service in addition to assurance. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. As of December 31, 2023 and June 30, 2024, the Company did not accrue any liability related to the warranty for any product quality issues on the unaudited condensed consolidated balance sheets.

Principal vs agent accounting

The Company records all product revenue on a gross basis as the Company act as the principal. To determine whether the Company is an agent or principal in the sales of products, the Company considers the following indicators: the Company is primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and has discretion in establishing the price of the specified goods.

(t)	Cost of sales

Cost of sales mainly consist of raw materials, direct and indirect labor and related benefits, and manufacturing overhead that is directly attributable to the production process.

(u)	Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) sales commission paid to increase sales and expand the market share, (ii) freight for selling activities and (iii) salaries and benefits for sales and marketing personnel.

Sales commissions are expensed when incurred and are included in selling and marketing expenses. Sales commission expenses were US$422,020 and US$799,102 for the six months ended June 30, 2023 and 2024, respectively.

Freight costs are not considered a separate performance obligation within revenue recognition, while freight costs are expensed when incurred and are included in selling and marketing expenses. Freight costs were US$26,311 and US$265,144 for the six months ended June 30, 2023 and 2024, respectively.

(v)	General and administrative expenses

General and administrative expenses primarily consist of (i) professional service fees, (ii) salaries and benefits for administrative personnel and (iii) rental expenses.

(w)	Research and development costs

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) depreciation expenses and (iii) material consumption.

(x)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants are the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

(y)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the six months ended June 30, 2023 and 2024, there were no dilution impact.

(z)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments and is presented net of tax.

The Company presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements.

(aa)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

There was no uncertain tax positions for the six months ended June 30, 2023 and 2024.

(ab)	Segment reporting

FASB 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information of the Company’s business segments, geographical areas, segments and major customers. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The chief operating decision maker is the Company’s president and Chief Executive Officer (“CEO”). Management, including the chief operating decision maker, reviews operating results of different products at revenue level with no allocation of operating costs. Consequently, based on management’s assessment, the Company has determined that it has only one operating segment as defined by FASB ASC 280.

(ac)	Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating and financing lease commitments and legal proceedings. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(ad)	Non-controlling interest

Non-controlling interests represent the interest of non-controlling shareholders in the subsidiaries based on their proportionate interests in the equity of that company adjusted for tis proportionate share of income or losses from operations. Non-controlling interests have been reported as a component of equity in the unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of changes of equity and comprehensive income for all periods presented.

(ae)	Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications had no impact on net earnings and financial position.

(af)	Recent accounting pronouncements

In July 2023, the FASB issued ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement-Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation-Stock Compensation (Topic 718), which amends or supersedes various SEC paragraphs within the Codification to conform to past SEC announcements and guidance issued by the SEC. The ASU does not provide any new guidance so there is no transition or effective date associated with it. This ASU did not have a significant impact on the Company’s unaudited condensed consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company is currently evaluating the impact the adoption of ASU 2023-06 will have on its unaudited condensed consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU No. 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2023-06 will have on its unaudited condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact the adoption of ASU 2023-09 will have on its unaudited condensed consolidated financial statements and related disclosures.

The Company does not believe other recently issued ASUs by the FASB but not yet effective accounting statements, if adopted, would have a material effect on the Company’s unaudited condensed consolidated balance sheets, statements of comprehensive income and statements of cash flows.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of following balance:

	As of
	December 31, 2023	June 30, 2024
	$US	$US
		(Unaudited)
Accounts receivables	10,282,080	7,003,587
Less: provision for credit loss	13,273	21,464
Total accounts receivable, net	10,268,807	6,982,123

As of December 31, 2023 and June 30, 2024, there was no accounts receivable pledged.

Details of the movements of provision for credit losses are as follows:

	As of
	December 31, 2023	June 30, 2024
	$US	$US
		(Unaudited)
Balance at the beginning of the period	3,197	13,273
Provision for the period	10,183	8,575
Credit loss reversal	—	(16)
Foreign currency translation adjustment	(107)	(368)
Balance at the end of the period	13,273	21,464

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of
	December 31, 2023	June 30, 2024
	$US	$US
		(Unaudited)
Advance to suppliers	118,173	262,292
Prepaid expenses	255,478	245,111
Deposits	111,726	113,832
Advance to staff	25,415	29,775
Total prepaid expenses and other current assets	510,792	651,010
Less: provision for credit loss	(6,878)	(6,720)
Total prepaid expenses and other current assets, net	503,914	644,290

5. LONG-TERM INVESTMENT

Long-term investment consists of the equity investment in PSM-ZJK Fasteners (Shenzhen) Co., Ltd. (“PSM-ZJK”) by the Company accounted for using the equity method. The following table sets forth the changes in the Company’s long-term investment:

Investments accounted for using the equity method
$US
Balance as of December 31, 2022	2,106,646
Income from equity method investments	2,335,281
Dividends distribution	(1,863,561)
Foreign currency translation	(60,828)
Balance as of December 31, 2023	2,517,538
Income from equity method investments	1,107,771
Foreign currency translation	(65,914)
Balance as of June 30, 2024 (Unaudited)	3,559,395

PSM-ZJK is principally engaged in manufacturing and selling of hardware, which was originally established by BULTEN Fasteners (Wuxi) Co., Ltd. (“BULTEN Wuxi”) and Zhongjinke Shenzhen, on September 20, 2019 as a joint venture, for the purpose of strategic cooperation between BULTEN Wuxi and Zhongjinke Shenzhen to expand business scope.

PSM-ZJK’s originally registered capital are RMB1,000,000 (equivalent to US$144,986) and up to RMB5,050,000 (equivalent to US$764,225) as of December 31, 2021, 51% of which was subscribed by BULTEN Wuxi and 49% of which was subscribed by Zhongjinke Shenzhen, separately.

On November 29, 2021, two new directors, Mr. Ning Ding and Mr. Shucai Song   joined the board of PSM-ZJK. Together the existing director Mr. TAN EL PAN EDDY, there were three directors on the board, of which, two are nominated by BULTEN Wuxi, one is nominated by Zhongjinke Shenzhen.

On April 28, 2022, PSM-ZJK received machinery equipment with total original investment cost of RMB2,474,500 (equivalent to US$366,495) from Zhongjinke Shenzhen for the 49% equity shares, and the cost of the acquired assets was measured based on the fair value of the consideration transferred which has been evaluated by the third-party appraisal team.

In view of above, the Company accounted for the investment under the equity method as Zhongjinke Shenzhen is able to exercise significant influence through its board representation.

During the six months ended June 30, 2023 and 2024, the Company recorded no impairment on its investment.

6. INVENTORIES, NET

Inventory balance consists of the following:

	As of
	December 31, 2023	June 30, 2024
	$US	$US
		(Unaudited)
Raw materials	186,467	277,238
Work in progress	2,059,828	3,172,268
Finished goods	3,131,752	3,716,579
Less: Inventory provision	(612,305)	(444,775)
Total	4,765,742	6,721,310

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	As of
	December 31, 2023	June 30, 2024
		(Unaudited)
	$US	$US
Machinery and equipment	4,484,186	4,860,073
Buildings (1)	3,206,287	3,198,431
Furniture and fixtures	108,391	108,042
Motor Vehicles	54,053	52,808
Electronic office equipment	43,576	52,281
Gross amount	7,896,493	8,271,635
Less: accumulated depreciation	(2,299,794)	(2,512,812)
Total property, plant and equipment, net	5,596,699	5,758,823

(1)

In April 2022, Zhongke Components entered into two agreements with a third-party as a lessor to lease fourth floor for one year, and the third and fifth floors for two years in Zhongke Components’s building located in Qingyuan to the lessee. The lease agreement for renting the fourth floor to a third-party by Zhongke Components has been renewed in March 2023 for one year and in February 2024 for six months, respectively.

In August 2024, Zhongke Components entered into an agreement with another third-party as a lessor to lease fourth floor for two years and a half. The lease agreement will expire in February 2027.

(2)	For the six months ended June 30, 2023 and 2024, RMB157,699 (equivalent to US$22,622) and nil of construction in progress was transferred to property, plant and equipment, respectively.

(3)	For the six months ended June 30, 2023 and 2024, the Company recorded no impairment on its property, plant and equipment. And no property, plant and equipment was pledged as of December 31, 2023 and June 30, 2024.

(4)	Depreciation expense was US$244,618 and US$274,016 for the six months ended June 30, 2023 and 2024, respectively.

8. SHORT-TERM BANK BORROWINGS

	As of
	December 31, 2023	June 30, 2024
		(Unaudited)
	$US	$US
Short-term borrowings
China Merchants Bank Shenzhen Branch (1)	37,184	97,699
Total	37,184	97,699

 (1) On June 30, 2023, Zhongjinke Shenzhen obtained a short-term borrowing from China Merchants Bank Shenzhen Branch amounting to RMB300,000 (equivalent to US$42,316) with an annual interest of 3.85%, and the balance has been fully repaid on July 1, 2024.

On June 26, 2024, Zhongjinke Shenzhen obtained a short-term borrowing from China Merchants Bank Shenzhen Branch amounting to RMB500,000 (equivalent to US$69,300) with an annual interest of 3.10%.

For the year ended December 31, 2023 and the six months ended June 30, 2024, the Company’s short-term bank borrowings bear a weighted average interest rate of 3.99% and 3.45% per annum, respectively. All short-term bank borrowings mature at various times within one year and contain no renewal terms.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

 Accrued expenses and other current liabilities consist of the following:

	As of
	December 31, 2023	June 30, 2024
	$US	$US
		(Unaudited)
Accrued payroll and social insurance	479,431	351,425
Taxes payable	17,104	21,201
Accrued expenses (1)	344,867	340,159
Total accrued expenses and other current liabilities	841,402	712,785

(1)	Accrued expenses as of December 31, 2023 and June 30, 2024 mainly included expenses paid by employees on behalf of the Company, such as travel expenses, payable miscellaneous expenses such as utilities and office expenses for daily operations, and payable rental expenses.

10. INCOME TAXES

The Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders. No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong had no assessable profits for the six months ended June 30, 2023 and 2024.

Vietnam

The statutory corporate income tax rate applied for subsidiaries in Vietnam is 20% of taxable income.

The PRC

The Company’s PRC subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified. In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable EIT tax rate of 15%. In April 2009 and June 2017, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) and SAT Announcement [2017] No. 24 (“Announcement 24”) stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to be able to enjoy the preferential tax rate of 15%.

Zhongjinke Shenzhen has obtained the HNTE certificate and the latest HNTE certificate will expire in December 2024. The application for the renewal of HNTE certificate has been approved on October 18, 2024. The renewed HNTE certificate will be obtained in December 2024 and is valid for three years. Thus, the Company is entitled to a preferential tax rate of 15% until December 2027.

If any entities fail to maintain the HNTE qualification under the New EIT Law, they will no longer qualify for the preferential tax rate of 15%, which could have a material and adverse effect on the Company’s results of operations and financial position provided that they do not qualify for any other preferential tax treatment. Historically, the abovementioned PRC subsidiaries have successfully obtained or renewed the HNTE certificates when the previous certificates had expired.

According to the Announcement on Further Implementing the Income Tax Preferential Policies for Small and Micro Enterprises (Caishui [2023] No. 06) issued by the Ministry of Finance and the State Taxation Administration on March 14, 2022, for small and low-profit enterprises with an annual taxable income exceeding RMB1,000,000 (equivalent to US$141,052) but not exceeding RMB3,000,000 (equivalent to US$415,800), a reduction of 25% will be included in the taxable income and the enterprise income tax will be paid at a 20% tax rate. The execution period of this announcement is from January 1, 2023 to December 31, 2024. On August 2, 2023, the Ministry of Finance and the State Taxation Administration announced Caishui [2023] No. 12 and extend the execution period of Caishui [2023] No. 06 from December 31, 2024 to December 31, 2027. Zhongjinke Nanjing is a small and low-profit enterprise with a taxable income of less than RMB1,000,000 for the six months ended June 30, 2023 and 2024, and enjoy a preferential income tax rates of 5%.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for the PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

Withholding tax on undistributed dividends

The CIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside of Mainland China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within Mainland China or if the received dividends have no connection with the establishment or place of such immediate holding company within Mainland China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with the PRC. According to the arrangement between Mainland China and Hong Kong S.A.R. on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in Mainland China to its immediate holding company in Hong Kong S.A.R. will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax.

The provision for income taxes consists of the following:

	For the six months ended June 30,
	2023	2024
	$US	$US
	(Unaudited)
Provisions for current income tax	346,030	963,092
Provisions for deferred income tax	(43,009)	(218,239)
Total	303,021	744,853

The effective income tax rate was 10.36% and 12.07% for the six months ended June 30, 2023 and 2024, respectively. Reconciliation of the differences between the income tax provision computed based on the PRC statutory income tax rate and the Company’s income tax expense for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,
	2023	2024
	$US	$US
	(Unaudited)
Income before income tax provision	2,925,757	6,173,389
Tax at the PRC EIT tax rates	731,439	1,543,347
HNTE tax incentive	(312,349)	(520,729)
Tax effect of non-deductible expenses	(6,637)	31,500
Tax effect of R&D expenses deduction	(55,695)	(35,817)
Non-taxable investment income	(137,557)	(166,166)
Write-off of net operating loss carry forwards	—	(10,465)
Others	24,475	(62,211)
Change in valuation allowance	59,345	(34,606)
Actual income tax expense	303,021	744,853

As of December 31, 2023 and June 30, 2024, the significant components of the deferred tax assets and deferred tax liability are summarized below:

	As of
	December 31, 2023	June 30, 2024
	$US	$US
		(Unaudited)
Deferred tax assets:
Tax loss carry-forwards	52,804	75,126
Provision for credit loss	1,991	3,220
Inventory provision	91,846	66,716
Lease liability	130,192	220,023
Valuation allowance	(110,864)	(75,126)
Total deferred tax assets	165,969	289,959
Deferred tax liabilities:
Investment Income	(349,784)	(164,972)
Operating right-of-use assets	(84,308)	(211,244)
Finance lease right-of-use assets	(84,064)	(42,115)
Total deferred tax liabilities	(518,156)	(418,331)

Changes in valuation allowance are as follows:

	As of
	December 31, 2023	June 30, 2024
	$US	$US
		(Unaudited)
Balance at the beginning of the period	17,270	110,864
Additions	93,908	23,454
Reduction	—	(58,060)
Foreign currency translation adjustment	(314)	(1,132)
Balance at the end of the period	110,864	75,126

The Company operates through the PRC Entities and the valuation allowance is considered on each individual basis.

The Company’s assessment is that it is not more likely than not that these deferred tax assets will be realized.

The net operating loss attributable to PRC Entities which include Zhongke Components and Zhongjinke Nanjing can only be carried forward for a maximum period of five years. Tax losses of non-PRC Entities can be carried forward indefinitely.

Under the PRC Income Tax Law and the implementation rules, profits of the PRC Entities earned on or after January 1, 2008 and distributed by the PRC Entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC Entities in operations in the PRC, the PRC Entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC Entities has been recognized as of June 30, 2024.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company did not accrue any liability, interest or penalties related to underpayment of taxes in the unaudited condensed consolidated statements of income for the six months ended June 30, 2023 and 2024, respectively. And there were no completed or ongoing examinations by tax authorities as of June 30, 2024.

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable.

c) Uncertain tax positions

The Company evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and June 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

11. STAFF RETIREMENT PLANS

The Company’s full-time employees in China participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The China labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contribution to the staff retirement plans in China amounted to RMB863,282 (equivalent to US$123,837) and RMB1,334,100 (equivalent to US$184,906) for the six months ended June 30, 2023 and 2024, respectively.

12. LEASES AS LESSEE

The Company has operating leases mainly for certain plants and financing leases for certain machinery and equipment as a lessee.

There are four operating lease agreements existed for the six months ended June 30, 2024, the details are as below:

i) The operating lease agreement for a plant in Shenzhen, China started from July 1, 2021, and originally expired on June 30, 2024. On April 15, 2024, the Company renewed the agreement to extend the lease term for another three years and the expiry date will be on June 30, 2027 after the renewal. The management considered the renewal of lease agreement a modification as the renewal did not grant the Company an additional right of use and did not terminate the existing lease, resulting that the renewal was not accounted for as a separate contract. The Company reassessed the classification of the lease as of the effective date of the modification, April 15, 2024. The lease installments were paid monthly and the remaining lease payments were discounted using the incremental borrowing rate of 3.10%, the monthly rent was US$26,047 from January 1, 2024 to June 30, 2024 and US$20,915 from July 1, 2024 to June 30, 2027 according to the original lease agreement and the modification, respectively.

ii) The operating lease agreement for a plant in Vietnam started from May 14, 2023, and will expire on October 15, 2028, the lease installments were paid semi-annually and the remaining lease payments were discounted using the incremental borrowing rate of 5.0%, the monthly rent was US$11,834 from May 14, 2023 to November 14, 2023, VND157,536,000 (equivalent to US$6,602) from November 15, 2023 to November 14, 2025 and VND189,535,500 (equivalent to US$7,943) from November 15, 2025 to October 15, 2028, and the straight line monthly rent was US$7,809;

iii) The operating lease agreement for a plant in Qingyuan, China started from June 11, 2024, and will expire on July 25, 2027. The lease installments were paid monthly and the remaining lease payments were discounted using the incremental borrowing rate of 3.95%, the monthly rent was nil from June 11, 2024 to July 25, 2024 and US$2,536 from July 26, 2024 to July 25, 2027, and the straight line monthly rent was US$2,474;

iv) The operating lease agreement for a plant in Qingyuan, China started from June 11, 2024, and will expire on July 25, 2027. The lease installments were paid monthly and the remaining lease payments were discounted using the incremental borrowing rate of 3.95%, the monthly rent was nil from June 11, 2024 to July 25, 2024 and US$1,685 from July 26, 2024 to July 25, 2027, and the straight line monthly rent was US$1,644.

There are two finance lease agreements for machinery and equipment existed for the six months ended June 30, 2024. One of the finance lease agreements has a lease term from August 9, 2022 to August 9, 2024, the lease installments were paid monthly and the remaining lease payments were discounted using the incremental borrowing rate of 4.2%; the other finance lease agreement has a lease term from March 10, 2023 to March 9, 2025, the lease installments were paid monthly and the remaining lease payments were discounted using the incremental borrowing rate of 3.84%.

The depreciable life of assets and leasehold improvements is limited by the expected lease term unless there is a transfer of title or purchase option that is reasonably certain of being exercised.

Supplemental balance sheet information related to operating lease was as follows:

	As of
	December 31, 2023	June 30, 2024
	$US	$US
		(Unaudited)
Operating lease right-of-use assets	522,148	1,200,188

Operating lease liabilities – current	157,980	328,383
Operating lease liabilities – non-current	290,684	790,147
Total operating lease liabilities	448,664	1,118,530

	For the six months ended June 30,
	2023	2024
	(Unaudited)
Weighted discount rate for the operating lease	5.00%	3.74%
Weighted average remaining lease term	12 months	40 months

Supplemental balance sheet information related to financing lease was as follows:

	As of
	December 31, 2023	June 30, 2024
	$US	$US
		(Unaudited)
Finance lease right-of-use assets	336,257	168,463

Finance lease payment liabilities-current	230,460	92,947
Total finance lease liabilities	230,460	92,947

	For the six months ended June 30,
	2023	2024
	(Unaudited)
Weighted discount rate for the financing lease	3.92%	3.87%
Weighted average remaining lease term	18 months	7 months

 For the six months ended June 30, 2023 and 2024, the lease expense was as follows:

	For the six months ended June 30,
	2023	2024
	$US	$US
	(Unaudited)
Operating leases expense	129,879	158,590
Short-term lease expense	10,195	21,329
Finance lease cost	122,851	161,212
Interest	15,163	13,623
Total	278,088	354,754

Because most of the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Company’s operating leases and financing leases as of June 30, 2024:

For the six months ended June 30, 2024	Amount
$US
(Unaudited)
Remainder of 2024	272,416
2025	381,279
2026	388,822
2027	200,935
2028 and thereafter	44,681
Total lease payments	1,288,133
Less: imputed interest	(76,656)
Total operating and finance lease liabilities, net of interest	1,211,477

13. OTHER INCOME, NET

Other income, net consists of the following:

	For the six months ended June 30,
	2023	2024
	$US	$US
	(Unaudited)
(Income) loss from disposal of scrap materials	(19,826)	82,696
Government grants (1)	(3,429)	(72,580)
Rental income	(87,294)	(87,766)
Other expenses (income)	349	(2,989)
Total other income, net	(110,200)	(80,639)

(1)	Government grants mainly represent the subsidies for researching and development activity and improvement of production technology.

14. COMMITMENTS AND CONTINGENCIES

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the unaudited condensed consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment.

Except for leases which were disclosed in note 12, there are not any other known commitments or contingencies as of December 31, 2023 and June 30, 2024.

15. STATUTORY SURPLUS RESERVES AND RESTRICTED NET ASSETS

i)	Ordinary Shares

As of March 28, 2023, the date of the completion of reorganization, the Company was authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 each, and there was 10,000,000 ordinary shares issued and outstanding.

On June 19, 2023, the Company subdivided the authorized and issued share capital of the Company on a 1:2 basis such that the authorized share capital of the Company was amended from US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, to US$50,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.00005 each.

On June 6, 2024, the Company subdivided the authorized and issued share capital of the Company on a 1:3 basis such that the authorized share capital of the Company was amended from US$50,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.00005 each, to US$50,000 divided into 3,000,000,000 ordinary shares of a par value of US$0.000016666667 each.

As a result, there are currently 60,000,000 ordinary shares of par value US$0.000016666667 issued and outstanding. The shares and per share information are presented on a retroactive basis for the periods presented according to ASC 260-10-55, to reflect the reorganization completed on March 28, 2023 and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively.

ii) Statutory Surplus Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. And as of December 31, 2023 and June 30, 2024, the Company did not have discretionary surplus reserve. As of December 31, 2023 and June 30, 2024, Zhongjinke Shenzhen’s statutory surplus reserves have reached the legal requirement of 50% of their registered capital threshold, and there was no statutory surplus reserve of other PRC subsidiaries of the Company.

iii) Restricted Net Assets

As a result of PRC laws and regulations and the requirement that distributions by PRC Entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC Entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution was RMB28,615,450 (equivalent to US$4,076,739) and RMB28,615,450 (equivalent to US$4,076,739) as of December 31, 2023 and June 30, 2024, respectively.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

iv) Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in the PRC. For the six months ended June 30, 2023 and 2024, no dividends were declared or paid by the Company.

16. RELATED PARTY TRANSACTIONS

Related parties:

Name of related parties	Relationship with the Company
PSM-ZJK	An equity investee of the Zhongjinke Shenzhen
ZhongJinKe Fastener CO.,Ltd	Controlled by Jieke Zhu
Shenzhen Qianhaishi Micro Science Co., Ltd	Controlled by Kai Huang
Ning Ding	Chief Executive Officer and a Director of the Company
Kai Huang	Chief Financial Officer and a Director of the Company
Kai Ding	A shareholder of the Company
Dongxin Zhou	A shareholder of the Company
Jieke Zhu	A shareholder of the Company
Minghui Zhu	Father of Jieke Zhu
Huiming Liu	A shareholder of the Company
Chaoyong Xu	A shareholder of the Company

i) Related party balances

Accounts receivable-due from a related party:

	As of
	December 31, 2023	June 30, 2024
Name of related party	$US	$US
		(Unaudited)
PSM ZJK	8,816,184	5,295,551
Total	8,816,184	5,295,551

Other receivables-due from related parties:

		As of
		December 31, 2023	June 30, 2024
		$US	$US
			(Unaudited)
Name of related parties	Nature
Ning Ding	Loan to related parties	202,055	229,052
PSM-ZJK	Utility bills paid on behalf of related parties	19,711	42,796
Ning Ding	Customers’ payment collected on behalf of the Company	34,214	33,426
Kai Ding	Expenses paid on behalf of related parties	—	3,902
Jieke Zhu	Rent collected on behalf of the Company	21,806	67
Total		277,786	309,243

Other receivables due from PSM-ZJK has been fully collected on July 22, 2024, and the Company expects to collect the rest of other receivables due from Ning Ding, Kai Ding and Jieke Zhu before December 31, 2024 according to the historical collection of other receivables due from related parties.

Other payables-due to related parties:

		As of
		December 31, 2023	June 30, 2024
		$US	$US
			(Unaudited)
Name of related parties	Nature
Ning Ding	Sales Compensation	1,350,349	1,251,243
Kai Huang	Loan from related parties	140,847	137,605
Shenzhen Qianhaishi Micro Science Co., Ltd	Loan from related parties	84,508	—
Ning Ding	Loan from related parties	140,847	—
Ning Ding	Expenses paid on behalf of the Company	93,382	90,153
ZhongJinKe Fastener CO.,Ltd	Expenses paid on behalf of the Company	52,762	51,547
Jieke Zhu	Expenses paid on behalf of the Company	3,034	2,448
Kai Ding	Expenses paid on behalf of the Company	1,730	4,397
Total		1,867,459	1,537,393

ii) Related party transactions:

The Company mainly entered into the following transactions with related parties:

	For the six months ended June 30,
	2023	2024
	$US	$US
	(Unaudited)
Related party sales
PSM ZJK	5,179,789	7,721,659

Sales Compensation
Ning Ding	377,832	289,522
Kai Ding	10,305	48,122

Loan to a related party
Ning Ding	—	(230,710)

Repayments of loan from related parties
Ning Ding	—	(138,600)
Shenzhen Qianhaishi Micro Science Co., Ltd	—	(83,160)

Collection of loan to a related party
Ning Ding	—	198,832

Rental income
PSM-ZJK	45,599	43,106

17. REVENUE

The Company’s disaggregated revenues are represented by two categories which are type of customers and by geographic areas. The Company attributed revenues to geographic areas based on customers’ place of registration.

Type of Customers

	For the six months ended June 30,
	2023	2024
	$US	$US
	(Unaudited)
Third-party sales	4,211,947	8,508,295
Related-party sales	5,179,789	7,721,659
Total	9,391,736	16,229,954

By Geographic Areas

	For the six months ended June 30,
	2023	2024
	$US	$US
	(Unaudited)
China	8,837,229	11,339,341
Taiwan, China	298,485	2,699,665
Singapore	—	1,292,507
America	60,283	341,958
Others	195,739	556,483
Total	9,391,736	16,229,954

18. SUBSEQUENT EVENTS

The Company has evaluated events from the six months ended June 30, 2024 through December 16, 2024, the date the unaudited condensed consolidated financial statements were issued. Except for the events mentioned below, the Company did not identify any subsequent events with a material financial impact on the Company’s unaudited condensed consolidated financial statements.

The IPO

On September 27, 2024, the ordinary shares of the Company were approved for listing on the Nasdaq Capital Market. On September 30, 2024, the Company, entered into an underwriting agreement with Cathay Securities, Inc. (“Cathay”), as the representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters on a firm commitment basis an aggregate of 1,250,000 ordinary shares of the Company, par value $0.000016666667 per share, at a public offering price of $5.00 per share. The Company has also granted the Underwriters a 30-day option to purchase up to an additional 187,500 ordinary shares to cover over-allotments, if any. On September 30, 2024, the ordinary shares of the Company commenced trading under the symbol “ZJK.”

On October 1, 2024, the Company consummated the sale of 1,250,000 ordinary shares at a price of $5.00 per share. The gross proceeds to the Company from the IPO, before deducting commissions, expense allowance, and expenses, were $6,250,000.

On October 30, 2024, the Company closed on the partial exercise of the over-allotment option by Cathay in connection with the IPO, to purchase an additional 131,249 ordinary shares at the price of $5.00 per share. As a result, the Company has raised gross proceeds of $656,245, in addition to the IPO gross proceeds of $6,250,000, or combined gross proceeds in the IPO of $6,906,245, before underwriting discounts and commissions and offering expenses.